FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 - Name and Address:

Sol Strategies Inc. ("Sol Strategies" or the "Company")
217 Queen Street West, Suite 401
Toronto, Ontario  M5V 0R2

Item 2 - Date of Material Change:

April 14, 2026

Item 3 - News Release:

The news release attached hereto as Schedule A with respect to the material change referred to in this report was disseminated via Newsfile on April 14, 2026 and a copy has been filed under the Company's profile on SEDAR+ at www.sedarplus.ca.

Item 4 - Summary of Material Change:

The Company announced  the closing of its  acquisition of the assets of Darklake Labs Pte. Ltd. ("Darklake"), as previously disclosed in the Company's April 7, 2026 news release.

Darklake developed Zyga, a zero-knowledge proof system built natively for the Solana blockchain that enables private transaction execution while eliminating front-running and sandwich attacks at the point of execution. As of closing, the founders and core team of Darklake have joined SOL Strategies.

The acquisition was completed for a purchase price of USD $1.2 million, comprised of USD $200,000 in cash and 1,047,156 common shares of the Company (the "Consideration Shares"), representing USD $1,000,000 priced at the five trading day volume-weighted average trading price of the common shares on the Canadian Securities Exchange during the period ending on the trading day prior to closing. The Consideration Shares are subject to a statutory four-month lock-up provision upon issuance.

Item 5 - Full Description of Material Change:

5.1 Full Description of Material Change

Please see news release attached hereto as Schedule A.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 - Reliance on subsection 11.2(2) of National Instrument 81-106:

Not applicable.

Item 7 - Omitted Information:

Not applicable.

Item 8 - Executive Officer:

Doug Harris, Chief Financial Officer

416-480-2488

doug@solstrategies.io

Item 9 - Date of Report:

April 14, 2026

SCHEDULE A

(See attached)

SOL STRATEGIES ANNOUNCES COMPLETION OF DARKLAKE LABS ACQUISITION,
BRINGING ZERO-KNOWLEDGE PRIVACY TECHNOLOGY AND TEAM TO ITS
SOLANA PLATFORM

TORONTO, April 14, 2026 - SOL Strategies Inc. (CSE: HODL) (NASDAQ: STKE) ("SOL Strategies" or the "Company"), one of the first publicly traded companies dedicated to growing and building the Solana Economy, today announced the closing of its  acquisition of the assets of Darklake Labs Pte. Ltd. ("Darklake"), as previously disclosed in the Company's April 7, 2026 news release.

Darklake developed Zyga, a zero-knowledge proof system built natively for the Solana blockchain that enables private transaction execution while eliminating front-running and sandwich attacks at the point of execution. As of closing, the founders and core team of Darklake have joined SOL Strategies.

The acquisition was completed for a purchase price of USD $1.2 million, comprised of USD $200,000 in cash and 1,047,156 common shares of the Company (the "Consideration Shares"), representing USD $1,000,000 priced at the five trading day volume-weighted average trading price of the common shares on the Canadian Securities Exchange during the period ending on the trading day prior to closing. The Consideration Shares are subject to a statutory four-month lock-up provision upon issuance.

"Privacy is a core functionality needed to bring global finance on-chain, and this acquisition continues our mission to support the Solana economy as we take a more active role in technology development," said Michael Hubbard, CEO of SOL Strategies. "The Darklake team, led by Vitor, has built technology that we're going to put to work."

About SOL Strategies

SOL Strategies Inc. (CSE: HODL) (NASDAQ: STKE) is a Canadian investment company that operates at the forefront of blockchain innovation. Specializing in the Solana ecosystem, the company provides strategic investments and infrastructure solutions to enable the next generation of decentralized applications.

To learn more about SOL Strategies, please visit www.solstrategies.io. A copy of this news release and all the Company's related material documents regarding the Company may be obtained under the Company's profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Investor Contact:

Doug Harris, Chief Financial Officer, 416-480-2488

John Ragozzino, CFA, solstrategies@icrinc.com, 203-682-8284

Media Contact: solstrategies@scrib3.co

Cautionary Note Regarding Forward-Looking Information:

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements other than statements of historical fact may be forward‐looking statements and information. More particularly and without limitation, this news release contains forward‐looking statements and information relating to the Company's or the Company's management team's expectations, hopes, beliefs, intentions or strategies regarding the future, and expectations regarding the characteristics, value drivers, and anticipated benefits of the Company's business plans and operations related thereto. Forward-looking information can also be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or indicates that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved".

Forward-looking statements in this news release include statements regarding the potential applications of the Zyga technology within SOL Strategies' business. There is no assurance that the Company's plans or objectives will be implemented as set out herein, or at all. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information.

The purpose of forward-looking information is to provide the reader with a description of management's expectations, and such forward-looking information may not be appropriate for any other purpose. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking statements are made based on management's beliefs, estimates, and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates, and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Disclaimer:

SOL Strategies is an independent organization in the Solana ecosystem. SOL Strategies is not affiliated with, owned by, or under common control with Solana Foundation (the "Foundation"), and the Foundation has not entered into any association, partnership, joint venture, employee, or agency relationship with SOL Strategies.

None of the Foundation or its council members, officers, agents or make any representations or warranties, recommendations, endorsements or promises with respect to the accuracy of any statements made, information provided, or action taken by SOL Strategies and expressly disclaim any and all liability arising from or related to any such statements, information or action.